PE 3/16/2015 DC



NO ACT

March 23, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: C&J Energy Services, Inc.
Incoming letter dated March 16, 2015

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Transactions will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and New C&J will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New C&J may take into account C&J's reporting history under the Exchange Act in determining its eligibility to use Form S-3. C&J's reporting history under the Exchange Act may also be used in determining whether New C&J "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- C&J's Exchange Act reporting history may be taken into account when determining New C&J's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- New C&J may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Matt S. McNair
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Mail Stop 4561

James M. Prince
Vinson & Elkins LLP Attorneys at Law
1001 Fannin Street, Suite 2500
Houston, TX 77002-6760

Re: C&J Energy Services, Inc.

Dear Mr. Prince:

In regard to your letter of March 16, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan A. Ingram
Deputy Chief Counsel

Vinson&Elkins

James M. Prince jprince@velaw.com
Tel +1.713.758.3710 Fax +1.713.615.5962

Securities Exchange Act of 1934 - Rules 12g-3(a) and 12b-2
Securities Act of 1933 - Forms S-3 and S-4
Securities Act of 1933 - Rule 144
Securities Act of 1933 - Section 4(a)(3) and Rule 174(b)

March 16, 2015

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: C&J Energy Services, Inc.

Dear Sir or Madam:

We are writing on behalf of C&J Energy Services, Inc., a Delaware corporation ("C&J") and Nabors Red Lion Limited, a Bermuda exempted company ("New C&J") and a current subsidiary of Nabors Industries Ltd., a Bermuda exempted company ("Nabors") to request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of C&J and Nabors is subject to the periodic and current reporting requirements of the Exchange Act and have shares of common equity traded on the New York Stock Exchange.

We respectfully request that the Staff concur that New C&J should be treated as the successor of C&J for the purposes described in detail below. We believe that the requested relief is appropriate because, among other reasons, (i) New C&J will continue the historic oilfield services business of C&J following the Transactions (as defined herein) under virtually the same management as C&J, (ii) C&J is the accounting acquirer and therefore C&J's historical financial statements will become the historical financial statements of New C&J and (iii) since the resulting accounting and reporting treatment of the proposed merger is no different than if C&J and New C&J had chosen to structure the transaction as a typical reverse triangular merger, not permitting New C&J to take into account C&J's reporting history and status for determining New C&J's Form S-3 eligibility would elevate the form of the transaction over its substance.

The succession issues arise out of the proposed restructuring of Nabors as a result of which New C&J will own Nabors' completion and production services businesses in the U.S. and Canada (the "C&P Business") coupled with a merger of a newly-formed subsidiary of New C&J ("Merger Sub") with and into C&J resulting in C&J becoming a wholly-owned subsidiary of New C&J (the "Merger") as provided in a Merger Agreement dated June 25, 2014 among C&J, Nabors and New C&J (as amended on February 6, 2015, the "Merger Agreement"). The separation of the C&P

Business and New C&J from the rest of Nabors (the "Separation") and the Merger are collectively referred to herein as the "Transactions." New C&J will be renamed C&J Energy Services, Ltd. following the Merger. Diagrams of the ownership of these entities both before and after the Transactions have been included as Appendix A to this letter.

New C&J has historically owned substantially all of Nabors' assets, including the C&P Business and drilling and rig services business. Prior to the Merger, Nabors will undergo the Separation pursuant to a Separation Agreement dated June 25, 2014 by and between Nabors and New C&J (as amended on February 6, 2015, the "Separation Agreement") to separate the C&P Business from the other businesses of Nabors. Prior to the Merger, as a result of the Separation, New C&J will own solely the C&P Business and will have issued notes payable to Nabors subsidiaries of approximately $688 million in the aggregate, which will be repaid in cash in connection with the consummation of the Merger. In the Merger, each share of C&J common stock (other than treasury shares) will be automatically converted into the right to receive one New C&J common share. Immediately following consummation of the Merger, former C&J stockholders will own approximately 47% of the outstanding New C&J common shares (49.75% if calculated on a fully diluted basis) with Nabors continuing to own the remaining outstanding New C&J common shares. Under the Merger Agreement, Nabors will be subject to certain standstill provisions over a period of up to five years with respect to its New C&J common shares.

The closing of the Merger (the "Closing") is subject to, among other things, approval by C&J's stockholders ("C&J Stockholder Approval"). A special meeting of stockholders of C&J has been called for March 20, 2015 for this purpose. Assuming the C&J Stockholder Approval is obtained, C&J expects the Closing to occur before the end of the first quarter of 2015, although there can be no assurance as to whether or when the Closing will occur. The Merger Agreement and the Separation Agreement are described in more detail below under *"I. Background Information – E. The Merger Agreement"* and *"I. Background Information – F. The Separation Agreement."*

In response to a letter submitted on September 5, 2014 by C&J and Nabors and after telephone conversations with representatives of C&J and Nabors and their respective auditors, the Office of the Chief Accountant of the Commission informed C&J and Nabors that the Office would raise no objection to the conclusion that C&J is considered the accounting acquirer for U.S. GAAP and financial reporting purposes in the Transactions.

As a result of the legal structure of the Transactions, New C&J filed a Registration Statement on Form S-4 with the Commission (Commission File No. 333-199004) (as amended, the "Registration Statement"), which included a proxy statement of C&J that also constitutes a prospectus of New C&J. The Registration Statement contains detailed descriptions of the Transactions and related information and incorporated by reference extensive and detailed financial and other information concerning C&J and its business and New C&J and its C&P Business, as described in more detail in this letter. The Registration Statement also includes pro forma financial information for the combined entity prepared on a basis reflecting C&J as the accounting acquirer along with comparative historical and pro forma per share data. The Registration Statement was declared effective by the Commission on February 13, 2015 and the proxy statement of C&J included in the Registration Statement was first mailed to C&J stockholders on or about such date.

I. Background Information

A. C&J

C&J is a publicly held Delaware corporation. C&J is an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pressure pumping and other complementary oilfield services with a focus on complex, technically demanding well completions. C&J also manufactures, repairs and refurbishes equipment and provides parts and supplies for third-party companies in the energy services industry, as well as to fulfill its internal needs. Since 2013, C&J also provides specialty chemicals for completion and production services, including the fluids used in its hydraulic fracturing operations, as well as downhole tools and related directional drilling technology and data control systems. Headquartered in Houston, Texas, C&J also has an office in Dubai and is in the process of establishing an operational presence in key countries in the Middle East.

Shares of C&J common stock, par value $0.01 per share ("C&J common shares"), were registered under Section 12(b) of the Exchange Act on Form 8-A filed with the Commission on July 26, 2011 and are listed on the New York Stock Exchange ("NYSE") under the symbol "CJES." C&J had a market capitalization of over $750 million as of February 27, 2015 and is a large accelerated filer under Exchange Act Rule 12b-2.

C&J common shares are registered on Forms S-8 for distribution pursuant to certain current and former employee benefit plans of C&J (the "C&J Incentive Plans"). As of June 25, 2014, 5,067,858 C&J common shares were subject to outstanding options under the C&J Incentive Plans. C&J maintains two effective registration statements on Form S-8: Registration Statement no. 333-175841 filed with the Commission on July 28, 2011 registering certain C&J common shares issued or issuable under the C&J's 2006 and 2010 stock option plans; and Registration Statement no. 333-182203 filed with the Commission on June 18, 2012 registering certain C&J common shares issued or issuable under the C&J 2012 Long-Term Incentive Plan.

C&J also maintains two effective shelf registration statements on Form S-3: Registration Statement No. 333-183170 filed with the Commission and automatically effective on August 8, 2012 registering a maximum of $500.0 million of C&J common shares, preferred stock depositary shares, warrants and debt securities and related guarantees of such debt securities by co-registrant subsidiaries, which securities may be issued from time to time; and Registration Statement no. 333-173188 initially filed on Form S-1 and amended to convert to Form S-3 by post-effective amendment filed and declared effective on August 8, 2012 covering the offering for resale from time to time of up to 30,207,694 C&J common shares by certain selling stockholders of C&J named therein.

Other than the C&J common shares, which are registered under Section 12(b) of the Exchange Act and subject C&J to a suspended reporting obligation under Section 15(d) of the Exchange Act, C&J has no outstanding debt or equity securities registered under Section 12 of the Exchange Act or which subject C&J to reporting obligations under Section 15(d) of the Exchange Act by virtue of effective registration statements filed with the Commission.

Upon completion of the Transactions, C&J intends to (i) file post-effective amendments to terminate all offerings and deregister any unsold securities under C&J's effective registration statements; (ii) cause the NYSE to file a Form 25 with the Commission to deregister the C&J common shares under Section 12 of the Exchange Act; and (iii) file a Form 15 with the Commission to immediately suspend its reporting obligations under Section 15(d) of the Exchange Act with respect to the C&J common shares. Following the consummation of the Transactions, and upon the filing of the Form 15 noted above, C&J will have no continuing Exchange Act reporting requirements.

B. Nabors

Nabors is a publicly traded Bermuda exempted company which owns and operates the world's largest land-based drilling rig fleet and has one of the largest completion services and workover and well servicing rig fleets in North America. Nabors is a leading provider of offshore platform workover and drilling rigs in the United States and multiple international markets. Nabors provides innovative drilling technology and equipment, directional drilling and comprehensive oilfield services in most of the significant oil and gas markets in the world. Nabors' principal executive offices are located in Hamilton, Bermuda.

Prior to the Merger, Nabors indirectly owns 100% of the outstanding New C&J common shares, and New C&J in turn owns and conducts the C&P Business.

The common shares of Nabors, par value $0.001 per share, are registered under Section 12(b) of the Exchange Act and are listed on the NYSE under the symbol "NBR" and will remain so registered and listed following the Transactions. Nabors had a market capitalization of over $3.7 billion as of February 27, 2015 and is a large accelerated filer under Exchange Act Rule 12b-2.

C. The C&P Business

The C&P Business is a leading integrated provider of technical pumping, down-hole surveying, fluid logistics and completion, production and rental tool services for major and independent oil and natural gas companies operating in the major oil and natural gas producing regions throughout North America. The C&P Business has established a leadership position in its industry based on the breadth of its service offerings, the quality of its equipment and personnel and its long-standing relationships with customers. The C&P Business's assets and operations consist of Nabors' U.S. and Canada completion and production services businesses. The C&P Business is comprised of the assets that constitute Nabors' Completion and Production services business line, which consists of two operating segments in Nabors' periodic Exchange Act reports.

The C&P Business provides a broad range of services to its customers across the completion and production phases of an oil or natural gas well. The C&P Business operates a fleet of 1,491 fluid services trucks, 5,279 frac tanks and 29 salt water disposal wells as of June 30, 2014, which supply, store, remove and dispose of specialized fluids utilized in completion and workover operations and used in daily operations for producing wells.

D. New C&J

New C&J was incorporated on August 6, 2008 and is currently a wholly-owned subsidiary of Nabors. New C&J historically owned substantially all of Nabors assets, including the C&P Business and the drilling and rig services business. Prior to the Merger, New C&J and Nabors will undergo a restructuring pursuant to the Separation Agreement to separate the C&P Business from the other businesses of Nabors, as a result of which New C&J will become the sole owner of the C&P Business and all of Nabors' other businesses will be transferred to other subsidiaries of Nabors.

At the closing of the Transactions, New C&J will own the C&P Business, and C&J will continue as a direct wholly owned subsidiary of New C&J. When the Merger is completed, New C&J will be renamed C&J Energy Services, Ltd. New C&J common shares are expected to be registered under Section 12(b) of the Exchange Act and trade on the NYSE under the symbol "CJES" as the successor of C&J.

In connection with the Transactions, Nabors, New C&J and C&J will enter into additional agreements, including, among others:

- an Employee Benefits Agreement, which will govern Nabors', New C&J's and C&J's obligations with respect to employment-related matters and liabilities of employees of the businesses of New C&J after the Transactions;
- a Tax Matters Agreement, which will govern Nabors' and New C&J's respective rights, responsibilities and obligations with respect to taxes including limitations on New C&J's ability to engage in certain transactions in order to preserve the tax-free qualification of the Separation, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters, in each case related to tax matters of Nabors and the C&P Business after the Transactions;
- a Global Alliance Agreement, which will establish a framework for cooperation between Nabors and New C&J following the Closing in connection with business opportunities where Nabors and New C&J can provide complementary services, and provide for certain mutual exclusivity and non-competition obligations;
- a Registration Rights Agreement, which will govern New C&J's obligation to register for resale New C&J common shares held by Nabors following the Transactions; and
- Transition Services Agreements, pursuant to which Nabors and New C&J will, on a transitional basis, provide to each other certain support services and other assistance after the consummation of the Transactions.

E. The Merger Agreement

The Merger. The Merger Agreement provides that, following the Separation, Merger Sub, a wholly owned subsidiary of New C&J, will merge with and into C&J, with C&J surviving the Merger as a wholly owned subsidiary of New C&J. At the effective time of the Merger, each C&J common share (other than treasury shares) will be automatically converted into the right to receive one New C&J common share. Immediately following consummation of the Merger, former holders of common stock and equity awards of C&J will beneficially own 49.75% of the fully diluted equity of New C&J (which is currently expected to represent approximately 47% of the then issued and outstanding New C&J common shares).

Consummation of the Merger is subject to customary closing conditions, including, among others, (1) the consummation of the Separation in accordance with the Separation Agreement, (2) C&J Stockholder Approval, (3) the effectiveness of the registration statement on Form S-4 filed to register the New C&J common shares to be issued in the Merger (which was declared effective by the Commission on February 13, 2015), (4) the approval for listing on the New York Stock Exchange of the New C&J common shares to be issued in the Merger, (5) the availability of the proceeds from debt financing effected by New C&J to repay intercompany notes issued to certain of Nabors subsidiaries, (6) the receipt by Nabors of an opinion from its counsel to the effect that certain aspects of the Separation should qualify as tax-free pursuant to Section 355 of the Internal Revenue Code of 1986, as amended (the "Code") and (7) the receipt by C&J of an opinion from its counsel to the effect that it is more likely than not that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code and New C&J qualifies as a corporation within the meaning of Section 367(a) of the Code with respect to each transfer of property in connection with the Merger (with certain exceptions). The Merger Agreement contains certain termination rights for both Nabors and C&J and further provides that, upon termination of the Merger Agreement under specified circumstances, certain termination fees or reimbursement of expenses may be payable.

The Standstill Provisions. Nabors has agreed in the Merger Agreement to be subject, until the earlier to occur of the five-year anniversary of the Closing and the date that Nabors beneficially owns less than 15% of the issued and outstanding New C&J common shares (the "Standstill Period"), to standstill provisions set forth in the Merger Agreement, pursuant to which, among other things it may not, unless approved in advance in writing by at least two-thirds of the board of directors of New C&J, (1) acquire additional New C&J common shares, subject to certain exceptions, (2) seek, make or take any action to solicit or encourage any proposals for any merger, amalgamation, consolidation, tender or exchange offer, sale or purchase of assets or securities or other business combination, restructuring, recapitalization or similar transaction involving New C&J, (3) solicit or participate in the solicitation of any proxies with respect to New C&J in connection with any vote on any matter (whether or not related to the election or removal of directors) or agree or announce its intention to vote with any person undertaking a solicitation, (4) form or join or in any way participate in a group with respect to the New C&J shares it owns, (5) grant any proxies to any third party with respect to any New C&J equity securities (other than as recommended by the board of directors of New C&J) or deposit any New C&J equity securities in a voting trust or enter into any other arrangement, understanding or agreement (whether written or oral) with a third party with respect to the voting thereof, (6) seek, alone or in concert with other persons, additional representation on, or propose any changes to the size of, the board of directors of New C&J, (7) enter into arrangements, understandings or agreements (whether written or oral) with, or advise, finance or assist any other person in connection with any of the foregoing or (8) request, propose or otherwise seek, in each case in a manner that would require public disclosure, any amendment or waiver of the restrictions described in (1) through (7).

Nabors has further agreed not to transfer New C&J common shares for 180 days following the Closing and, thereafter during the Standstill Period to transfer New C&J common shares only to any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) who has not filed a Schedule 13D with regard to New C&J and is not required to file a Schedule 13D after giving effect to such transfer (a "Passive Investor"). If such Passive Investor will beneficially own more than 10% of the issued and outstanding New C&J common shares following such transfer, Nabors must provide New C&J with a right of first refusal on the shares. However, Nabors and its subsidiaries also may, during the Standstill Period, transfer New C&J common shares pursuant to a resale shelf registration statement filed by New C&J pursuant to the Registration Rights Agreement or any other registration statement filed by New C&J with respect to the New C&J common shares held by Nabors so long as such transferred is not structured to circumvent the requirements that otherwise apply with respect to Passive Investors.

At the Closing, the New C&J Bye-Laws will, provide that (1) for a period of five years, certain corporate actions, including a sale of New C&J, most amendments to the New C&J organizational documents, any issuance of new equity securities for which shareholder approval is required under applicable law or stock exchange rules, and any purchase by New C&J or any of its direct or indirect subsidiaries of New C&J common shares of more than 15% of issued and outstanding common shares, will require a two-thirds vote of the outstanding New C&J common shares and (2) in a sale of New C&J, all holders of New C&J common shares shall be offered consideration of the same type and same amount on a per share basis, and that the elimination of these rights would require unanimous New C&J shareholder approval.

Management. Upon completion of the Transactions, the New C&J board of directors will consist of seven directors. Four of the proposed initial directors of New C&J are currently C&J directors - Joshua E. Comstock, Randall C. McMullen, Jr., Michael Roemer and H.H. Wommack; and three of the proposed initial directors of New C&J are either a director or an executive officer of Nabors - Michael C. Linn (director), John P. Kotts (director) and William Restrepo (Chief Financial Officer of Nabors). Nabors, as the sole shareholder of New C&J prior to the Merger, will vote elect each of the seven directors to the New C&J board prior to the Closing. Mr. Comstock, who is the current Chairman of the Board and Chief Executive Officer of C&J, is proposed to serve as the Chairman of the Board of New C&J. Under the Merger Agreement, three of the selected director nominees were either a Nabors employee or a Nabors-designated independent director. Two of the three director nominees originally named in the Merger Agreement were replaced with the approval of Nabors. These three director positions, to which Nabors has currently designated Messrs. Linn, Kotts and Restrepo, are referred to as the "Nabors Selected Directors." During the Standstill Period, the Nabors Selected Directors will be nominated for reelection by New C&J at the end of their respective terms and Nabors will have the right to appoint the replacement for these three directors if any of them resigns, dies or is otherwise unable to serve as director.

The Nominating and Governance Committee will consist of fully of independent directors including one of the Nabors Selected Directors and the two independent C&J legacy directors, and the composition of the Committee can only be changed by affirmative vote of two-thirds of the directors including the affirmative vote of the Chairman of the Board. New C&J shareholders will also have the right to nominate their own candidates for director. While Nabors is free to vote its shares for any director nominated by the shareholders, it has agreed to not seek, alone or in concert with other persons, additional representation on the New C&J board for the duration of the Standstill Period.

Following the Merger, New C&J's executive officers will be predominantly the current executive officers of C&J. In fact, the initial executive officers of New C&J will include C&J's current Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel. The current Chief Executive Officer of C&J, Mr. Comstock, was selected by Nabors to be Chairman of the Board to maintain leadership and continuity in the New C&J business. Three other director positions are being filled by a continuing officer/director of legacy C&J (Mr. McMullen - the current C&J CFO) and two legacy C&J independent directors. The Chairman and these three director positions will be subject to the normal nominating and election process.

As a result, New C&J's management structure and the manner in which it will operate its business are expected to be substantially the same as C&J's management structure and the manner in which C&J has operated its business before the Transactions.



E. The Separation Agreement

The Separation Agreement provides for the Separation of the C&P Business from the other businesses of Nabors. Nabors currently owns all of the issued and outstanding common shares of New C&J. New C&J, through its wholly owned subsidiaries, currently owns all of Nabors' operating companies. Following the Separation, New C&J's assets and liabilities will consist solely of the C&P Business. Among other things, the Separation Agreement specifies assets to be transferred to, liabilities to be assumed by and contracts to be assigned to each of Nabors and New C&J and their respective subsidiaries as part of the Separation and provides for such transfers, assumptions and assignments prior to the Merger.

The Separation Agreement also sets forth other agreements between Nabors and New C&J related to the Separation, including provisions concerning the termination and settlement of intercompany accounts, governmental approvals and third party consents and working capital adjustments. The Separation Agreement also sets forth agreements that govern certain aspects of the relationship between Nabors and New C&J after the Separation, including provisions with respect to release of claims, indemnification, insurance, access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

The Separation Agreement further provides for the repayment, at the Closing, of certain intercompany notes to be issued by subsidiaries of New C&J to subsidiaries of Nabors in connection with the restructuring of Nabors occurring prior to the Separation (the "Note Repayment"). The Note Repayment would result in Nabors receiving approximately $688 million in cash in connection with the Transactions. C&J has obtained debt financing commitments that provide for the necessary funds to fund the Note Repayment contemplated by the Separation Agreement. Additionally, pursuant to the Separation Agreement, immediately prior to the effective time of the Merger, New C&J will issue common shares to Nabors in an amount such that, immediately following the Merger, Nabors will hold 50.25% of the fully diluted equity of New C&J immediately following the Merger (which is currently expected to represent approximately 53% of the then outstanding New C&J common shares).

At the closing of the Transactions, New C&J will own the C&P Business, and C&J will continue as a direct wholly owned subsidiary of New C&J. New C&J common shares are expected to trade on the NYSE under the symbol "CJES" as the successor of C&J.

F. Information to be Available Concerning the Transaction and the Constituent Parties

As a result of the structure of the Transactions, New C&J has filed the Registration Statement on Form S-4 (Commission File No.: 333-199004), which was declared effective by the Commission on February 13, 2015. The Registration Statement contains or incorporates by reference extensive and detailed descriptions of C&J and C&J's business and New C&J and its C&P Business, a detailed description of the Transactions, historical financial statements and information for C&J (including five years of selected financial data for C&J, three years of selected financial data for New C&J, management's discussion and analysis and audited financial statements for the three-year periods ended December 31, 2013 for each of C&J and New C&J, along with unaudited interim financial statements for each of C&J and New C&J, for the most recent interim period, pro forma financial information for the combined entity prepared to reflect C&J as the accounting acquirer along with comparative historical and pro forma per share data, information with respect to the directors and executive officers of post-Transaction New C&J and their compensation, a detailed description of the New C&J common shares along with a detailed comparison of the rights of holders of C&J common shares as compared to the rights of holders of New C&J common shares after the Transactions, and risk factors related to the Transactions and the business of New C&J, among other information.

The information that will be available concerning C&J, the C&P Business, the Transactions and the combined business of C&J and the C&P Business is at least as extensive as the information that would have been available with respect to the C&P Business if C&J were to acquire the C&P Business directly via merger or similar transaction and report the transaction on a Form S-4 and significantly more extensive than if only reported on a Form 8-K of C&J.

New C&J will also file a Form 8-K reporting the consummation of the Transactions no later than four business days following the closing of the Transactions, including therein or incorporating by reference the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K (within 71 days following the closing, in accordance with the requirements of Item 9.01), as well as disclosures required by the other items of Form 8-K. Immediately following the consummation of the Transactions, although New C&J will be incorporated in Bermuda, New C&J will be obligated to file reports under the Exchange Act and will not be a "foreign private issuer" as defined under Rule 405 of the Commission.

G. Transaction Structure

We note that the Transactions have the same effect, as a matter of corporate law, as a structure where C&J established a new wholly owned subsidiary and entered into an agreement providing for the acquisition of the New C&J and its C&P Business by such subsidiary, with the holder of the New C&J common shares receiving the same percentage ownership interest in C&J that they will hold in New C&J under the current structure. In that situation, there would be no actual "succession" under Rule 12g-3(a), since the C&J common shares would remain registered under the Exchange Act and C&J would retain its reporting history for all purposes and C&J would remain eligible to use Form S-3. Although this alternate structure would not raise any succession issues under the Securities Act and Exchange Act, it would not provide the strategic benefits of the Transactions as currently structured. On a consolidated basis, the business operated by New C&J following the Transactions, however, would be identical to the business that would be operated by C&J if it chose to effect the Merger through the more typical subsidiary acquisition structure described in this paragraph. From a financial reporting perspective, as previously noted, C&J is considered the accounting acquirer for U.S. GAAP and financial reporting purposes in the Transactions, resulting in essentially the same consolidated financial statements as if a new wholly-owned subsidiary of C&J had acquired the C&P Business as hypothetically discussed above.

Additionally, the structure selected by the parties is substantially similar to a holding company reorganization and acquisition (the "Holdco Structure"), such as those structures outlined in the *Eteris B.V., Applied Materials, Inc. and Tokyo Electron Limited (available September 29, 2014), GrafTech Int'l Ltd. (available November 4, 2010)* and *World Access, Inc. (available October 28, 1998)* no-action letters. In the Transactions, New C&J will form two subsidiaries, one of which will acquire the portion of the C&P Business not currently owned by New C&J pursuant to the Separation



Agreement and the other of which will merge with and into C&J in the Merger. The outcome of the Transactions, from a corporate law perspective, is substantially similar to the outcome in a typical Holdco Structure, where the parties merge into two separate subsidiaries of a newly formed "Holdco". In both cases, immediately upon consummation of the Transactions, C&J would be a wholly-owned subsidiary of a Bermuda parent company, with the former C&J stockholders owning approximately 47% of the issued and outstanding common shares of combined company and the former C&P Business shareholder (Nabors) beneficially owning approximately 53%. However, C&J believes that the current structure of the Transactions provides C&J and its stockholders with a number of benefits, including greater certainty with respect to the expected tax treatment of the Transactions.

H. Effect on Business and Structure of Company

While the Transactions will strengthen C&J's business and financial profile, New C&J's business will continue to focus on the traditional business of C&J in the oilfield services industry. Accordingly, while the Transactions will expand the size of the business currently conducted by C&J, the Transactions will not fundamentally alter the nature of material risks attendant to the business currently conducted by C&J. Thus, C&J believes that the risks of investing in New C&J common shares will not differ materially from the risks of investing in C&J common shares other than the risks associated with the Transactions, including, among other things, the ability to realize efficiencies from the Transactions and the ability to successfully integrate the C&P Business and C&J.

Further, as previously described, the executive officers of New C&J will be substantially the same as the current executive officers of C&J and, upon completion of the Transactions, four of the legacy directors of C&J immediately prior to the Transaction will be directors of New C&J (of which there will be seven directors in total). In short, New C&J will have substantially the same executive officers, a majority of the same directors and the same NYSE trading symbol as C&J has today, and its business will remain substantially similar to the business it currently operates. In addition, at the effective time of the Merger, all outstanding C&J stock options, restricted stock units and restricted stock awards will be assumed by New C&J and converted into New C&J stock options, restricted stock units and restricted stock awards, respectively, on the same terms and conditions as were applicable to the C&J stock options, restricted stock units and restricted stock awards immediately prior to the effective time.

While New C&J is a Bermuda entity and has organizational documents that differ in certain respects from those of C&J, many of the principal attributes of C&J common shares and New C&J common shares will be similar. We recognize that there will be differences between the rights of holders of C&J common shares under Delaware law and the rights of holders of New C&J common shares under Bermuda law following the Transactions. However, these differences would arise regardless of whether the Transactions were structured under the Holdco Structure or the current structure. Detailed disclosure is included in the Registration Statement with respect to differences between Delaware and Bermuda corporate law, including a detailed comparison of the rights of holders of C&J common shares and New C&J common shares and the respective organizational documents of C&J and New C&J. Generally, the differences between C&J's charter documents and New C&J's memorandum and articles of association as they will be in effect from and after the effective time of the Transactions are either (i) as required by Bermuda law (i.e., as a result of differences in Bermuda law and Delaware law, New C&J's memorandum and articles of association include provisions not included in C&J's charter documents and exclude provisions that are included in C&J's charter documents) or (ii) in order to preserve the current rights of C&J's stockholders and powers of the board of directors of C&J as compared to those of New C&J following the Transactions. We note that the Staff has consistently issued no-action letters with respect to the succession issues addressed in this letter in Holdco reorganizations conducted to change domicile notwithstanding changes in equity holder rights of the type that will result from the conversion of C&J common shares into New C&J common shares. *See, e.g., Eteris B.V., Applied Materials, Inc. and Tokyo Electron Limited, supra; and Horizon Pharma, Inc. and Horizon Pharma plc (available September 10, 2014).*

I. Employee Benefit Matters

Each option to purchase C&J common shares under any C&J Incentive Plans, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will be converted, on substantially the same terms and conditions as were applicable under such option before the effective time of the Merger, into an option to acquire New C&J common shares equal to the number of shares subject to the C&J option immediately prior to the effective time of the Merger multiplied by the equity exchange ratio (as defined below), at an exercise price per share equal to the exercise price per share applicable to such option immediately prior to the effective time of the Merger divided by the equity exchange ratio. For purposes of this letter, "equity exchange ratio" means, at the time of calculation, the ratio of the number of C&J common shares to New C&J common shares.

Each other C&J equity award that is outstanding immediately prior to the effective time of the Merger under any C&J Incentive Plan, including outstanding shares of restricted stock held by C&J's nonemployee directors, will be converted, on substantially the same terms and conditions as were applicable under such equity award before the effective time of the Merger, into a right to receive the number of New C&J common shares equal to the number of shares subject to such equity award immediately prior to the effective time of the Merger multiplied by the equity exchange ratio.

The current and former C&J Incentive Plans are expected to be assumed by New C&J as of the effective time of the Merger.

New C&J will establish a new incentive compensation plan substantially similar to the existing C&J Incentive Plans. One or more such plans or sub-plans will govern former Nabors stock options and restricted Nabors stock awards held by Nabors employees continuing with New C&J that are converted to stock options or restricted stock awards of New C&J pursuant to the Merger Agreement. The plans under which such options, awards, rights and benefits with respect to New C&J common shares will be administered after such assumption are referred to herein as the "New C&J Plans."

II. Summary of Request for Relief

We respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below:

(a) **Rules 12g-3(a) and 12b-2; Status as a Large Accelerated Filer.** The Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the New C&J common shares will be deemed registered under Section 12(b) of the Exchange Act upon



consummation of the Merger, and that New C&J, as successor to C&J, will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2.

(b) **Eligibility to Use Form S-3 and Incorporation by Reference into Form S-4.** Upon completion of the Transactions, New C&J may use C&J's reporting history and status prior to the Merger in determining whether New C&J meets the eligibility requirements for the use of Forms S-3 and the ability of New C&J to incorporate by reference into Form S-4.

(c) **Availability of Rule 144.** New C&J, upon consummation of the Merger, may include C&J's reporting history and status in determining whether New C&J meets the current public information requirements in Rule 144(c)(1).

(d) **Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b).** New C&J may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the exemption under Rule 174(b) from the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

III. Discussion and Analysis

A. Rules 12g-3(a) and 12b-2; Status as a Large Accelerated Filer

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a "succession" by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. Rule 12g-3(f) provides that the issuer of the securities deemed registered under Section 12 of the Exchange Act pursuant to Rule 12g-3(a) shall indicate on the Form 8-K report filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business. In the Merger, although New C&J will acquire assets of a going business, it will do so indirectly, with C&J continuing as a wholly owned subsidiary of New C&J. However, we are of the view that the structure of the Transactions should not prevent New C&J from being deemed to have made a "direct acquisition" of the business of C&J and thus deemed to be the successor to C&J under Rule 12g-3(a). Indeed, the Staff has taken similar positions with respect to transactions in which the assets "directly acquired" remain in a subsidiary of the successor company, including in the *Eteris B.V.* and *Jazz Pharmaceuticals, Inc. (available January 12, 2012)* no-action letters and in various holding company reorganization structures. *See, e.g., GrafTech Int'l. Ltd., supra; Pediatrix Medical Group Inc. (available November 22, 2008)*; *Dollar Tree Stores, Inc. (available February 20, 2008)*; *Roper Industries, Inc. (available July 19, 2007)*; *Hecla Mining Co. (available October 31, 2006); and World Access, Inc., (available October 28, 1998)*. The various holding company reorganization structures detailed in these letters, including the structures detailed in the *Eteris B.V., GrafTech Int'l. Ltd.* and *World Access, Inc.* no-action letters, in each case involved a holding company reorganization and the acquisition of a private company or companies thereafter, which structure, as indicated above, is substantially similar to the structure of the Transactions. Given that the difference between the Transactions and the Holdco Structure is a matter of form and not substance, and that the structure of the Transactions is substantially similar to structures in which the Staff has previously granted relief under Rule 12g-3(a). Accordingly, we are of the view that, upon consummation of the Merger and the filing of the Form 8-K described above, New C&J should be deemed the successor to C&J and the New C&J common shares deemed registered under Section 12(b) under Rule 12g-3, particularly given the detailed information that is and will be available regarding the Transactions and the constituent companies and, as explained above, our view that the Transactions will not fundamentally alter the nature of the business currently conducted by C&J.

As of January 30, 2015, the record date for its proposed special meeting of stockholders to consider approval of the Merger, C&J had more than 500 holders of record of outstanding C&J common shares, as determined in accordance with Rule 12g5-1 under the Exchange Act. C&J expects that the C&J common shares outstanding at all times prior to the Merger, and the New C&J common shares issued and outstanding immediately following the Merger, will each be held of record by 300 or more persons, as determined in accordance with Rule 12g5-1 under the Exchange Act.

As noted above, C&J is a large accelerated filer under Exchange Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Eteris B.V., Applied Materials, Inc. and Tokyo Electron Limited, supra; Jazz Pharmaceuticals, Inc., supra; Willbros Group, Inc. (available February 27, 2009); Galileo Holding Corp., supra; and Roper Industries, Inc., supra.*

For the reasons set forth above and given the purpose behind Rule 12g-3, we respectfully request that the Staff concur in our opinion that, upon consummation of the Merger, the New C&J common shares should be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that New C&J, as successor to C&J, will succeed to C&J's filer status for purposes of Exchange Act Rule 12b-2 and will therefore be deemed a "large accelerated filer" under Exchange Act Rule 12b-2.

B. Availability of Form S-3 and Incorporation by Reference into Form S-4

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor or (b) all predecessors meet the conditions at the time of succession and the registrant has continued to do so since the succession. C&J currently meets the eligibility conditions of Form S-3. The proposed succession of New C&J to the business and assets of C&J may not, however, meet the requirements of either clause (a) or clause (b) of General Instruction 1.A.7. We strongly believe, however, that the substance rather than the form of the Transactions should dictate New C&J's eligibility to use Form S-3 and its ability to incorporate by reference into Form S-4.

The Transactions are structured as an acquisition of C&J by New C&J, a Bermuda exempt company. This structure has substantively the same effect as C&J acquiring New C&J by means of a reverse triangular merger and subsequently reincorporating in Bermuda. Under a reverse triangular structure, where there would be no "succession" within the meaning of Rule 12g-3(a), C&J would establish a wholly-owned subsidiary and by means of a merger of the subsidiary into New C&J, New C&J would become a wholly-owned subsidiary of C&J and Nabors, as the former shareholder of New C&J, would receive C&J common shares in exchange for their New C&J common shares. The C&J common shares would remain registered under the Exchange Act, C&J would retain its reporting history for all purposes and, as a result, C&J would remain eligible to use Form S-3. Under both structures, however: (a) the business to be operated following the transaction, on a consolidated basis, would be identical; (b) the publicly-reported information concerning New C&J, the transaction and the combined business of C&J and New C&J would be identical; and (c) the ultimate outcome of the transaction from an ownership perspective would be identical – upon consummation of the transaction, the C&J shareholders and the former shareholder of New C&J would own approximately 47% and 53%, respectively of the issued and outstanding shares of the combined business. Additionally, under both structures C&J would be the accounting acquirer of New C&J for purposes of U.S. GAAP.

The acquisition of C&J by New C&J pursuant to the Merger will be accounted for as a reverse recapitalization of C&J, and C&J will be treated as if it were the acquirer and will be the continuing reporting entity for accounting purposes. In response to a letter submitted to the Office of the Chief Accountant of the Commission on September 5, 2014 by C&J and Nabors and after telephone conversations with representatives of C&J and Nabors and their respective auditors, the Office of the Chief Accountant of the Commission informed C&J and Nabors that the Office would raise no objection to the conclusion that C&J is considered the accounting acquirer under U.S. GAAP and for financial reporting purposes in the Transactions. This reporting is consistent with Section 12200 *et seq* of the Financial Reporting Manual ("FRM") of the Commission's Division of Corporation Finance for situations where the legal acquiree is treated as the continuing reporting entity. The FRM provides that:

> "For accounting purposes, *the legal acquiree* [C&J] is treated as the continuing reporting entity that acquired the registrant (the legal acquirer) [New C&J]. Reports filed by the registrant [New C&J] after a . . . reverse recapitalization should parallel the financial reporting required under GAAP—*as if the accounting acquirer* [C&J] *were the legal successor to the registrant's* [New C&J's] *reporting obligation as of the date of the acquisition." See FRM Section 12210.1 [emphasis added].*

As C&J will be treated as the continuing reporting entity and the legal successor to New C&J's reporting obligations, it is our opinion that C&J can take into account the activities, reporting history and status of C&J prior to consummation of the Merger in determining whether new C&J meets the eligibility requirements of Form S-3 and to incorporate by reference into Form S-4. The resulting accounting and reporting treatment of the Merger is no different than if C&J and New C&J had chosen to structure the transaction as a typical reverse triangular merger, with C&J retaining its reporting history and eligibility to use Form S-3. Not permitting New C&J to take into account C&J's reporting history and status for determining New C&J's Form S-3 eligibility would elevate the form of the transaction over its substance.

It is our opinion that the eligibility of New C&J for short-form registration following the Merger is appropriate because, among other things:

- C&J is the accounting acquirer in the Merger.



- The Merger will be accounted for as a reverse capitalization of C&J and, for accounting purposes, C&J will be treated as the continuing reporting entity and legal successor to New C&J's reporting obligations.

- C&J has been an Exchange Act reporting company for more than three years, is a large accelerated filer and is in compliance with all its reporting obligations under Section 13(a) of the Exchange Act.

- The Merger will expand but not fundamentally alter the nature of the business currently being conducted by C&J or the extent of the information available to investors concerning C&J.

- Although New C&J has not historically been a separate reporting company, information concerning its continuing business that will combine with C&J, the C&P Business, has been publicly disseminated as part of the information disclosed by New C&J's parent company, Nabors, which is an Exchange Act reporting company widely followed by leading research analysts with common stock listed on the NYSE.

- The Registration Statement, as well as the periodic reports filed under the Exchange Act by C&J and New C&J, contained detailed and extensive information concerning the Transactions, C&J, the C&P Business and New C&J, including financial statements of New C&J prepared in accordance with U.S. GAAP.

Moreover, the purpose of short-form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that there would be no meaningful difference between the disclosure available to investors in a Form S-3 filed by New C&J and the disclosure available in a Form S-1. Specifically, any Form S-3 filed by New C&J prior to the filing of its first post-Merger Annual Report on Form 10-K will incorporate by reference:

- The Form 8-K that will be filed by New C&J reporting consummation of the Transactions (including the Merger), which will include the financial statements and pro forma information required under Item 9.01 of Form 8-K;

- Exchange Act filings by C&J and New C&J containing all financial information required by Regulation S-X for periods prior to consummation of the Transactions, as well as detailed information concerning C&J's business and MD&A;

- The portions of the Registration Statement containing all financial information required by Regulation S-X for New C&J and the historic MD&A as well as detailed information concerning New C&J's C&P Business; and

- The portions of the Registration Statement containing pro forma financial information of New C&J, risk factors and descriptions of its C&P Business and the New C&J common shares.

In each case, the line item disclosure requirements of Form S-1 would be addressed and the financial statement filing requirements would be the same.



In addition, as noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace." C&J is widely followed by investors and analysts, had a total market capitalization of over $750 million as of February 27, 2015 and an average daily trading volume exceeding one million shares, and has been an Exchange Act reporting company for over three years with its common stock listed on the NYSE. Nabors, the current beneficial owner of New C&J, is covered by over 25 market analysts and had a market capitalization of over $3.7 billion as of February 27, 2015 and is a large accelerated filer under Exchange Act Rule 12b-2. It is anticipated that New C&J will be widely followed by analysts and investros following consummation of the Merger.

Permitting New C&J to take into account C&J's activities, reporting history and status prior to the Merger for determining New C&J's Form S-3 eligibility would be consistent with the Staff's positions in the *Eteris B.V., Endo Health Solutions, Inc. (available February 28, 2014), Tower Group, Inc. (available December 7, 2012), Jazz Pharmaceuticals and Graftech Int'l Ltd.* no-action letters. In those letters, former shareholders of the Exchange Act-reporting acquiror were expected to hold approximately 68%, 77%, 76%, 77% and 83%, respectively, of the combined company's shares. Immediately following consummation of the Merger, the percentage ownership by former C&J stockholders of the issued and outstanding New C&J common shares will be lower (approximately 47%) than the percentages cited in the referenced no-action letters. The remainder of the issued and outstanding New C&J common shares, however, will be held by a single beneficial owner, Nabors. Nabors will also be subject to certain standstill provisions with respect its New C&J common shares for a Standstill Period lasting until the earlier to occur of the five-year anniversary of the Closing and the date that Nabors beneficially owns less than 15% of the issued and outstanding New C&J common shares. The standstill provisions are described in detail in this letter under "*I. Background Information—E. The Merger Agreement—The Standstill Provisions*." Extensive information about New C&J and the C&P Business is available in the Registration Statement and the Exchange Act reports of C&J.

Accordingly, it is our opinion that after consummation of the Merger, New C&J can take into account the activities, reporting history and status of C&J prior to the Merger in determining whether New C&J meets the eligibility conditions of Form S-3, and in determining whether New C&J "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4. Therefore, assuming New C&J meets all of the other requirements for the use of Form S-3, New C&J should be eligible immediately upon consummation of the Merger to use Form S-3 and to incorporate by reference into Form S-4. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Form S-3 and the ability to incorporate by reference into Form S-4 in the context of transactions substantially similar to the Merger. *See Eteris B.V. Applied Materials, Inc. and Tokyo Electron Limited, supra; Endo Health Solutions, Inc., supra; Perrigo Company, supra; Actavis, Inc., supra; Starburst II, Inc. and Sprint Nextel Corp., supra; Tower Group, Inc., supra; Jazz Pharmaceuticals, supra; Graftech Int'l Ltd., supra; Eaton Corp., supra; Galileo Holding Corp., supra; Duke Energy Corp., supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; and NSTAR, supra.*

C. Availability of Rule 144

Affiliates of New C&J who desire to sell New C&J common shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. The purpose of Rule 144(c)(1) is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Immediately after the Merger, New C&J will have satisfied each of the requirements of Rule 144(c)(1), except that it will not have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days. For the reasons set forth above under *"III. Discussion and Analysis—B. Availability of Form S-3 and Incorporation by Reference into Form S-4"* above, we believe that C&J's reporting history should be taken into account for purposes of determining whether New C&J satisfies the Rule 144(c)(1) eligibility requirements since strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in prior reports and future reports filed by C&J, the Registration Statement and any Exchange Act reports to be filed by New C&J after the closing of the Merger. In these circumstances, we believe that there will be information available covering New C&J that is both adequate and current for purposes of Rule 144(c)(1). The Staff has taken similar positions in the context of various holding company reorganizations and other transactions. *See, e.g., Horizon Pharma, Inc. and Horizon Pharma plc, supra; GrafTech Int'l. Ltd., supra; Willbros Group, Inc., supra; Pediatrix Medical Group, Inc., supra; Mentor Corporation (available September 26, 2008); Dollar Tree Stores, Inc., supra; Reliant Energy, Inc, supra; Northwest Airlines Corp., supra; and World Access, Inc., supra.*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that C&J's reporting history under the Exchange Act prior to the Merger may be taken into account in determining whether New C&J has complied with the current public information requirements of Rule 144(c)(1) following the Merger.

D. Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, C&J is a reporting company under the Exchange Act. Because New C&J will, immediately following the Transactions, have, on a consolidated basis, the same assets, liabilities, business and operations as C&J and the C&P Business, on a consolidated basis, immediately prior to the Transactions, New C&J will be the successor-in-interest to C&J and the C&P Business, it is our opinion that dealers of New C&J common shares should be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act. The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transactions similar to the Transactions. *See, e.g., Eteris B.V., Applied Materials, Inc. and Tokyo Electron Limited, supra; Horizon Pharma, Inc. and Horizon Pharma plc, supra; Endo Health Solutions, Inc., supra; Perrigo Co., supra; Actavis, Inc., supra; Starburst II, Inc. and Sprint Nextel Corp., supra; Eaton Corp., supra; Galileo Holding Corp., supra; and Duke Energy Corp., supra.*

* * *

For the reasons set forth above, we respectfully request the concurrence of the Staff in each of our conclusions set forth in this letter. If you require further information, please contact the undersigned at 713-758-3710, or in my absence, Adam R. Law at 713-758-3350.

V&E

If your conclusions differ from ours, please contact the undersigned prior to responding in writing to this letter so that we may clarify our views.

Regards,



James M. Prince

cc: Theodore R. Moore – C&J Energy Services, Inc.
Laura W. Doerre – Nabors Corporate Services, Inc.
Scott W. Golenbock – Milbank, Tweed, Hadley & McCloy LLP
Stephen M. Gill – Vinson & Elkins L.L.P.
Adam R. Law – Vinson & Elkins L.L.P.

APPENDIX A

FORMATION OF NEW C&J

Before Transactions


Nabors
Public Stockholders
C&J
Public Stockholders
Nabors Industries Ltd.
(Bermuda)
("Nabors")
NYSE Listed
C&J Energy Services, Inc.
(Delaware)
("C&J")
NYSE Listed
Canadian
Completion &
Production
Subsidiaries
Nabors Red Lion
Limited (Bermuda)
("New C&J")
C&J
Operating
Subsidiaries
Drilling Services
Subsidiaries
U.S.
Completion &
Production
Subsidiaries

After Transactions



Nabors
Public Stockholders
C&J
Public Stockholders
Nabors
(Bermuda)
NYSE Listed
53%(1)
47%(1)
Drilling Services
Subsidiaries
New C&J
(Bermuda)
NYSE Listed
CJ Lux Holdings S.a.r.l.
(Luxembourg)
Canadian
Completion &
Production
Subsidiaries
CJ Holding Co.
(Delaware)
U.S.
Completion &
Production
Subsidiaries
C&J
(Delaware)
C&J Operating
Subsidiaries

(1) Nabors will own 50.25% and C&J stockholders will own 49.75% of New C&J on a fully diluted basis.



Occ

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Kristy N. Waterman
Dean Foods Company
kristy_waterman@deanfoods.com

Re: Dean Foods Company

Dear Ms. Waterman:

This is in regard to your letter dated March 23, 2015 concerning the shareholder proposal submitted by the Calvert VP S&P Mid Cap 400 Index Portfolio and Mercy Investment Services, Inc. for inclusion in Dean Foods' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Dean Foods therefore withdraws its January 12, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Stu Dalheim
Calvert Investment Management, Inc.
stu.dalheim@calvert.com

OCC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Thomas J. Lykos, Jr.
2235 Stanmore Dr.
Houston, TX 77019

Re: Tidelands Bancshares, Inc.
Incoming letter dated January 26, 2015

Dear Mr. Lykos:

This is in response to your letters dated January 26, 2015 and March 13, 2015 concerning the shareholder proposal you submitted to Tidelands Bancshares. We also have received a letter from Tidelands Bancshares dated February 11, 2015. On January 15, 2015, we issued our response expressing our informal view that Tidelands Bancshares could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Julian Hennig III
Nexsen Pruet, LLC
jhennig@nexsenpruet.com



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Joyce A. Loving
jal_1998@yahoo.com

Re: Dominion Resources, Inc.
Incoming letter dated February 18, 2015

Dear Ms. Loving:

This is in response to your letter dated February 18, 2015 concerning the shareholder proposal that you submitted to Dominion. We also have received a letter from Dominion dated February 23, 2015. On January 14, 2015, we issued our response expressing our informal view that Dominion could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Meredith Sanderlin Thrower
Dominion Resources Services, Inc.
meredith.s.thrower@dom.com



Oca

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Thomas S. Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com

Re: CVS Health Corporation
Incoming letter dated February 16, 2015

Dear Mr. Moffatt:

This is in response to your letter dated February 16, 2015 concerning the shareholder proposal submitted to CVS Health by NorthStar Asset Management, Inc. Funded Pension Plan. We also have received a letter on the proponent's behalf dated February 18, 2015. On February 9, 2015, we issued our response expressing our informal view that CVS Health could not exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net